FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2004

Pan American Silver Corp

(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

RECORD PROFITS, CASH FLOW AND PRODUCTION IN THIRD QUARTER

MARK PAN AMERICAN SILVER´S TENTH ANNIVERSARY

(all amounts in US dollars unless otherwise stated)

THIRD QUARTER HIGHLIGHTS

  Record net earnings of $3.3 million for the quarter ($0.05/share) versus a net loss of $1.2 million ($0.02) in the third quarter of 2003. Net earnings year-to-date of $4.2 million.

  Record consolidated revenue of $27.4 million - 131% over the third quarter of 2003.

  Record cash flow from operations, before changes to non-cash working capital, of $7.0 million, versus $0.3 million in 2003 - the eighth consecutive quarter of improved operating profits.

  Record quarterly silver production of 3.2 million ounces, an increase of 45% over the same period of 2003.

  Completion of acquisition of 84% of the Morococha silver mine in Peru.

FINANCIAL RESULTS

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) reported consolidated revenue for the second quarter of $27.4 million, 131% greater than revenue in the third quarter of 2003 due to increased silver production, higher realized metal prices and higher sales from concentrate inventory. Net earnings for the quarter were $3.3 million compared to a net loss of $1.2 million in 2003. Cash flow from operating activities before changes to non-cash working capital increased to $7.0 million for the quarter.

Consolidated silver production for the third quarter was 3,173,000 ounces, a 45% increase over the third quarter of 2003 and the greatest quarterly production in the Company’s history. Steady-state production from Quiruvilca, Huaron and the pyrite stockpiles was complemented by the addition of production from the newly acquired Morococha mine as of July 1, 2004. Zinc production of 10,367 tonnes was 37% higher than in the third quarter of 2003 while lead production of 4,876 tonnes was 12.5% higher also due to the addition of Morococha production.

Consolidated cash costs in the third quarter rose from $3.87/oz to $4.07/oz and total costs rose from $4.39/oz to $5.09/oz due to an expected temporary increase in production costs at the La Colorada mine. Positive results from the new mine plan and more selective mining methods that have been implemented will begin to be realized in the fourth quarter.

Capital spending in the third quarter declined slightly to $3.1 million, excluding $36.2 million spent to acquire the Morococha mine. Exploration spending doubled to $1.2 million in the third quarter, primarily reflecting increased activity at the Manantial Espejo and San Vicente development projects.

For the nine months ended September 30, 2004, consolidated revenue totaled $63.5 million versus $32.3 million in the year-earlier period due to higher production and higher realized metal prices. Net earnings were $4.2 million versus a net loss of $4.0 million in the first nine months of 2003.

Consolidated silver production in the first nine months of 2004 was 8,058,443 ounces, a 24% increase over the same period in 2003 – on track for 11.5 million ounces in 2004. Zinc production of 24,890 tonnes and copper production of 2,376 tonnes were unchanged from 2003 levels. Lead production of 12,973 tonnes was 12.5% lower than in 2003 due to lower lead production at Huaron.

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 . TEL 604.684.1175 FAX 604.684.0147 www.panamericansilver.com

Cash production costs for the first nine months of 2004 declined 3% to $4.01/oz, while total production costs rose 8% to $5.00 due to higher depreciation charges.

Working capital at September 30, 2004, including cash and short-term investments of $80.8 million, improved to $97.1 million, an increase of $15.2 million from December 31, 2003. The change in working capital stems from the receipt of $54.8 million in net proceeds from a share issuance in February, offset by the purchase of the Morococha mine completed during the quarter. Capital spending in the first nine months of 2004 was $9.7 million excluding the purchase of Morococha, down from $12.5 million a year earlier. Exploration spending increased from $1.6 million in the first three quarters of 2003 to $2.9 million in 2004, reflecting increased project development activity and drill programs to expand reserves at Huaron, San Vicente and now Morococha.

Ross Beaty, Chairman of Pan American said, "This is the eighth consecutive quarter that Pan American has improved its operating profit – and we set new records for earnings, cash flow and production. Our operations are strong, our development projects are progressing well and we have one of the best balance sheets in the industry with virtually no debt. We completed the acquisition of the low-cost Morococha silver mine last quarter and we are fully funded to start building another new mine within the next 12 months. Pan American Silver is in great shape today and we look forward to an even better future."

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

PERU

The Quiruvilca mine continued its turn-around in the third quarter with production of 654,182 ounces of silver, up 2% over 2003 levels. Cash and total production costs dropped markedly, from $4.69/oz and $4.85/oz respectively to $3.34/oz in the current quarter. For the first nine months of the year the mine produced 1,892,383 ounces of silver at a cash cost of $3.27/oz, versus similar production at a cash cost of $5.31/oz in 2003. A new life-of-mine plan is now being developed at Quiruvilca based on the discovery of a major new vein structure announced in the second quarter.

Silver production at the Huaron mine remained steady in the third quarter at 1,064,476 ounces at a cash cost of $3.87/oz. Total production costs increased 16% over the prior-year period to $5.21/oz reflecting higher depreciation costs. Year-to-date the mine has produced 3,129,071 ounces at a cash cost of $3.93/oz, in line with 2003.

The Company concluded the acquisition of 84% of the Morococha Mine in the third quarter. Morococha produced 694,564 ounces of silver to Pan American’s account in the third quarter at a cash cost of $3.52/oz and a total cost of $4.85/oz. Over the long term the mine is expected to produce an average of 3.5 million ounces of silver annually (100%) at cash costs of less than $3.00/oz.

The Silver Stockpile Operation continued to generate excellent cash flow, producing 231,115 ounces of silver at a cash cost of $2.87/oz during the most recent quarter. Year to date the Company has produced 779,426 ounces from the silver stockpiles at a cash cost of $2.83/oz. The increased cash costs in 2004 reflect a sliding-scale refining charge, which increases as the silver price rises.

MEXICO

The La Colorada mine in Mexico increased its third quarter silver production to 441,959 ounces, up from 244,971 ounces in 2003. During the quarter a new mine plan was implemented to reduce dilution, to increase silver grades and to blend ore from clay-rich areas that has been difficult to process. This required more non-production underground development, resulting in high cash costs for the quarter, as planned. Ore grades are now 19% higher and new mining areas have been opened up with lower clay-content ore, increasing recoveries. Cash costs are now expected to decline and silver production to increase steadily. Silver production and cash costs are expected to improve further in 2005 once the sulphide zone returns to production post dewatering.

Staffing has begun on the Alamo Dorado project in anticipation of a positive feasibility study, now due in February 2005. A power supply has been secured and the design process for the power line’s right-of-way has been initiated. Grindability tests have been completed and a pilot plant is now operating. Construction is expected to begin in 2005.

ARGENTINA

The 50% owned Manantial Espejo silver-gold joint venture also progressed significantly in the third quarter. The feasibility study currently underway now envisions a combined open-pit, underground operation to exploit the Maria and Karina Union deposits. Ramped pit designs along with annual production schedules and waste dump designs have been completed. As drilling continues to intersect new vein structures and to expand the two main systems on the property, another 5,000 m of infill and extension drilling has been initiated. Drilling has also begun to secure water for the mine and a number of baseline studies have been completed. Given the ongoing drilling programs, the joint venture will provide a proven and probable reserve with a mine plan upon completion of the feasibility study early in 2005.

BOLIVIA

At the San Vicente property, small-scale mining produced 86,704 ounces of silver in the third quarter of the year to Pan American’s account, while the Company continues to move forward with a feasibility study testing the viability of increasing production in 2005. EMUSA, a Bolivian mining company, continues to carry out small-scale contract mining under a site services agreement.

SILVER MARKETS

The silver price opened the quarter at $5.91/oz, breaking through the $6 level almost immediately and closing at $6.66/oz on September 30, 2004 for an average price of $6.47/oz, approximately the same as the average for the year. The silver price remains very volatile, but has continued to rebound from its second-quarter lows and was up 23% over year-end 2003 as of late October.

According to Ross Beaty: "Primary factors influencing the silver price today continue to be the US dollar, global industrial production – particularly in the electronics/electrical sector – and investment demand. The underlying demand/supply fundamentals for silver are sound. It is a great time to be one of the world’s major silver producers."

Pan American will host a conference call to discuss the results on Monday, November 1, 2004 at 11:00 a.m. Pacific time (2:00 p.m. Eastern time). North American participants please call toll-free 1-877-825-5811. International participants please dial 1-973-582-2767. The conference may also be accessed live from the investor relations section of the Pan American website at www.panamericansilver.com. To listen to a playback for one week after the call, dial 1-877-519-4471 and enter the pass code 5270686.

For More Information, please contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

www.panamericansilver.com

- End -

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F

Financial & Operating Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003

Consolidated Financial Highlights (in thousands of US dollars)

Net income (loss) for the period	$3,289	$(1,225)	$4,210	$(3,972)
Earnings (loss) per share	0.05	(0.02)	(0.11)	(0.08)
Cash flow from operations before working
capital adjustments	6,989	302	12,287	344
Capital spending **	39,327	3,501	45,889	12,513
Exploration expense	1,213	600	2,878	1,588
Cash and short-term investments	80,839	92,852	80,839	92,852
Working capital	$97,076	$87,054	$97,076	$87,054

** Includes the acquisition of the Morococha mine for $36,214

Consolidated Metal Production

Tonnes milled	420,912	282,650	1,023,475	871,689
Silver metal - ounces	3,173,000	2,187,508	8,058,443	6,518,167
Zinc metal - tonnes	10,367	7,578	24,890	24,759
Lead metal - tonnes	4,876	4,332	12,973	14,836
Copper metal - tonnes	1,106	841	2,376	2,625

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$4.07	$3.87	$4.01	$4.12
Total production cost per ounce	$5.09	$4.39	$5.00	$4.63

(In thousands of US dollars)
Direct operating costs plus value of metals lost
in smelting and refining	$20,885	$11,467	$51,988	$35,612
By-product credits	(8,312)	(3,950)	(20,502)	(11,508)
Cash operating costs	12,573	7,517	31,486	24,104
Depreciation, amortization & reclamation	3,127	1,013	7,782	2,987
Production costs	$15,700	$8,530	$39,268	$27,091

Ounces used in cost per ounce calculations	3,086,296	1,942,537	7,847,992	5,846,927

Average Metal Prices
Silver - London Fixing	$6.46	$4.99	$6.47	$4.75
Zinc - LME Cash Settlement per pound	$0.44	$0.37	$0.47	$0.36
Lead - LME Cash Settlement per pound	$0.42	$0.23	$0.39	$0.22
Copper - LME Cash Settlement per pound	$1.29	$0.79	$1.27	$0.77

Mine Operations Highlights	Three Months ended		Nine Months ended
	September 30		September 30
Huaron Mine	2004	2003	2004	2003

Tonnes milled	166,965	148,630	481,445	461,570
Average silver grade - grams per tonne	228	246	230	256
Average zinc grade - percent	3.13%	3.75%	3.22%	3.83%
Silver - ounces	1,064,476	1,047,616	3,129,071	3,398,329
Zinc - tonnes	3,856	4,598	11,877	14,881
Lead - tonnes	2,825	3,247	8,677	11,277
Copper - tonnes	491	362	1,250	1,050

Net smelter return per tonne	$57.32	$46.45	$59.14	$44.96
Cost per tonne	41.95	41.70	43.92	41.09
Margin (loss) per tonne	$15.37	$4.75	$15.22	$3.87

Total cash cost per ounce	$3.87	$3.78	$3.93	$3.81
Total production cost per ounce	$5.21	$4.49	$5.25	$4.49

(In thousands of US dollars)
Direct operating costs & value of metals lost
in smelting and refining	$7,666	$6,516	$22,990	$20,059
By-product credits	(3,543)	(2,560)	(10,694)	(7,118)
Cash operating costs	4,123	3,956	12,295	12,941
Depreciation, amortization and reclamation	1,423	748	4,138	2,322
Production costs	$5,546	$4,704	$16,433	$15,263

Ounces for cost per ounce calculations	1,064,476	1,047,616	3,129,071	3,398,329

Quiruvilca Mine

Tonnes milled	98,625	106,930	284,590	352,199
Average silver grade - grams per tonne	235	212	236	191
Average zinc grade - percent	3.48%	3.17%	3.66%	3.17%
Silver - ounces	654,182	641,747	1,892,383	1,875,775
Zinc - tonnes	2,920	2,845	8,994	9,525
Lead - tonnes	890	980	2,998	3,266
Copper - tonnes	310	479	800	1,575

Net smelter return per tonne	$61.65	$38.44	$62.84	$34.02
Cost per tonne	42.45	38.89	42.97	38.92
Margin (loss) per tonne	$19.20	$(0.45)	$19.87	$(4.90)

Total cash cost per ounce	$3.34	$4.69	$3.27	$5.31
Total production cost per ounce	$3.34	$4.85	$3.25	$5.46

(In thousands of US dollars)
Direct operating costs & value of metals lost
in smelting and refining	$4,566	$4,402	$13,305	$14,350
By-product credits	(2,383)	(1,390)	(7,111)	(4,391)
Cash operating costs	2,182	3,012	6,194	9,960
Capital spending expensed and carrying value adjustment	-	104	(48)	288
Production costs	$2,182	$3,115	$6,146	$10,247

Ounces for cost per ounce calculations	654,182	641,747	1,892,383	1,875,775

	Three Months ended		Nine Months ended
	September 30		September 30
Morococha Mine*	2004	2003	2004	2003

Tonnes milled	112,580	-	112,580	-
Average silver grade - grams per tonne	227	-	227	-
Average zinc grade - percent	3.69%	-	3.69%	-
Silver - ounces	694,564	-	694,564	-
Zinc - tonnes	3,079	-	3,079	-
Lead - tonnes	1,162	-	1,162	-
Copper - tonnes	290	-	290	-

Net smelter return per tonne	$54.53	$-	$54.53	$-
Cost per tonne	38.38	-	38.38	-
Margin (loss) per tonne	$16.14	$-	$16.14	$-

Total cash cost per ounce	$3.52	$-	$3.52	$-
Total production cost per ounce	$4.85	$-	$4.85	$-

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	$4,690	$-	$4,690	$-
By-product credits	(2,246)	-	(2,246)	-
Cash operating costs	2,444	-	2,444	-
Capital spending expensed and carrying value adjustment	927	-	927	-
Production costs	$3,371	$-	$3,371	$-

Ounces for cost per ounce calculations	694,564	-	694,564	-

* Production and cost figures are for Pan American's share only. Pan American's ownership increased from 81% to 84% during the quarter.

La Colorada Mine

Tonnes milled	34,822	27,090	126,211	57,920
Average silver grade - grams per tonne	510	430	457	467
Silver - ounces	441,959	244,971	1,352,549	671,240
Zinc - tonnes	-	135	122	353
Lead - tonnes	-	105	136	293

Total cash cost per ounce	$7.15	$-	$6.17	$-
Total production cost per ounce	$8.57	$-	$7.86	$-

(In thousands of US dollars)
Direct operating costs & value of metals lost
in smelting and refining	$3,299	$-	$8,801	$-
By-product credits	(140)		(450)
Cash operating costs	3,159	-	8,351	-
Depreciation, amortization and reclamation	629	-	2,274	-
Production costs	$3,789	$-	$10,625	$-

Ounces for cost per ounce calculations	441,959	-	1,352,549	-

	Three Months ended		Nine Months ended
	September 30		September 30
Pyrite Stockpile Sales	2004	2003	2004	2003

Tonnes sold	19,214	20,197	64,050	47,041
Average silver grade - grams per tonne	374	391	378	379
Silver ounces	231,115	253,174	779,426	572,823

Net smelter return per tonne	$44.23	$35.55	$44.76	$33.08
Cost per tonne	1.03	0.56	0.64	0.60
Margin (loss) per tonne	$43.20	$34.99	$44.12	$32.48

Total cash cost per ounce	$2.87	$2.17	$2.83	$2.10
Total production cost per ounce	$3.51	$2.81	$3.46	$2.76

(In thousands of US dollars)
Value of metals lost in smelting and refining	$664	$549	$2,202	$1,203
By-product credits	-	-	-	-
Cash operating costs	664	549	2,202	1,203
Depreciation, amortization and reclamation	147	162	491	377
Production costs	$811	$711	$2,693	$1,580

Ounces for cost per ounce calculations	231,115	253,174	779,426	572,823

San Vicente Mine**

Tonnes milled	7,920	-	18,649	-
Average silver grade - grams per tonne	389	-	408	-
Average zinc grade - percent	7.48%	-	5.28%	-
Silver - ounces	86,704	-	210,451	-
Zinc - tonnes	512	-	817	-
Copper - tonnes	15	-	36	-
**	Pan American does not include San Vicente's production in its cost per ounce calculations. The production statistics represent Pan American's 50% interest in the mine's silver production.

PAN AMERICAN SILVER CORP.

Consolidated Balance Sheets (in thousands of US dollars)

	September 30	December 31
	2004	2003
	(Unaudited)

ASSETS
Current
Cash and cash equivalents	$17,862	$14,191
Short-term investments	62,977	74,938
Accounts receivable	16,948	7,545
Inventories	8,809	6,612
Prepaid expenses	3,599	1,289
Total Current Assets	110,195	104,575
Mineral property, plant and equipment - notes 3 and 4	102,315	83,574
Investment and non-producing properties - note 5	121,323	83,873
Direct smelting ore	3,289	3,901
Other assets	4,826	3,960
Total Assets	$341,948	$279,883

LIABILITIES
Current
Accounts payable and accrued liabilities	$11,435	$10,525
Advances for metal shipments	1,244	4,536
Current portion of bank loans and capital lease	14	2,639
Current portion of other non-current liabilities	426	4,948
Total Current Liabilities	13,119	22,648
Deferred revenue	754	865
Bank loans and capital lease	332	10,803
Liability component of convertible debentures	167	19,116
Provision for asset retirement obligation and reclamation	29,796	21,192
Provision for future income tax	30,073	19,035
Non-controlling interest	1,734	-
Severance indemnities and commitments	2,640	2,126
Total Liabilities	78,615	95,785

SHAREHOLDERS' EQUITY
Share capital
Authorized: 100,000,000 common shares with no par value
Issued:
December 31, 2003 - 53,009,851 common shares
September 30, 2004 - 66,752,572 common shares	380,404	225,154
Equity component of convertible debentures	701	66,735
Additional paid in capital	9,874	12,752
Deficit	(127,646)	(120,543)
Total Shareholders' Equity	263,333	184,098
Total Liabilities and Shareholders' Equity	$341,948	$279,883

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Operations

(Unaudited - in thousands of US dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
		(Note 2)		(Note 2)

Revenue	$27,409	$11,890	$63,510	$32,265
Expenses
Operating	18,526	10,200	46,225	28,962
General and administration	934	565	2,939	1,548
Depreciation and amortization	3,033	432	7,186	1,365
Stock-based compensation	518	835	1,642	2,036
Reclamation	302	75	905	231
Exploration and development	1,213	600	2,878	1,588
Interest	66	678	823	1,015
	24,592	13,385	62,598	36,745

Income (loss) from operations	2,817	(1,495)	912	(4,480)

Gain on sale of concessions	-	-	3,583	-
Debt settlement expenses	(53)	-	(1,364)	-
Non-controlling interest	(320)	-	(320)	-
Interest and other income (note 7)	845	270	1,399	508

Net income (loss) for the period	$3,289	$(1,225)	$4,210	$(3,972)
Adjustments:
Charges relating to conversion of convertible
debentures	-	-	(8,464)	-
Convertible debentures issue costs	-	(3,000)	-	(3,000)
Accretion of convertible debentures	-	(975)	(2,838)	(975)
Adjusted net income (loss) attributable to
common shareholders	$3,289	$(5,200)	$(7,092)	$(7,947)

Earnings (loss) per share - Basic and Fully Diluted	$0.05	$(0.10)	$(0.11)	$(0.16)

Weighted average number of shares outstanding -
Basic	66,660	52,307	61,947	51,030
Weighted average number of shares outstanding -
Fully Diluted	72,213	67,990	67,499	66,714

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Cash Flows

(Unaudited - in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
		(Note 2)		(Note 2)

Operating activities
Net income (loss) for the period	$3,289	$(1,225)	$4,210	$(3,972)
Reclamation expenditures	(327)	-	(919)	-
Gain on sale of assets	-	(165)	(3,583)	(165)
Items not involving cash
Depreciation and amortization	3,033	432	7,186	1,365
Minority interest	320	-	320	-
Interest accretion on convertible debentures	-	-	366	-
Stock-based compensation	518	835	1,642	2,036
Debt settlement expenses	-	-	1,208	-
Compensation expense	-	-	245	-
Asset retirement and reclamation accretion	302	75	905	231
Operating cost provisions	(146)	350	707	849
Changes in non-cash working capital items (note 8)	(6,576)	(804)	(11,772)	(3,069)
	413	(502)	515	(2,725)

Financing activities
Shares issued for cash	812	2,940	61,817	5,638
Shares issue costs	-	-	(180)	-
Convertible debentures	-	86,250	-	86,250
Convertible debentures issue costs		(2,993)	-	(3,000)
Convertible debentures payments	(22)	-	(13,542)	-
Capital lease repayment	-	(75)	(75)	(150)
Proceeds from bank loans	-	-	-	8,000
Repayment of bank loans	-	(406)	(13,021)	(1,344)
	790	85,716	34,999	95,394

Investing activities
Mineral property, plant and equipment expenditures	(2,679)	(3,006)	(8,687)	(11,644)
Investment and non-producing property expenditures	(434)	(492)	(988)	(869)
Acquisition of net assets of subsidiary (note 3)	(36,214)	-	(36,214)	-
Acquisition of cash of subsidiary	-	-	-	2,393
Proceeds from sale of assets	-	165	3,583	165
Proceeds from sale of marketable securities	2,007	-	12,463	-
Other	-	(180)	(2,000)	(60)
	(37,320)	(3,513)	(31,843)	(10,015)

(Decrease) increase in cash and cash equivalents
during the period	(36,117)	81,701	3,671	82,654
Cash and cash equivalents, beginning of period	53,979	11,138	14,191	10,185
Cash and cash equivalents, end of period	$17,862	$92,839	$17,862	$92,839

Supplemental disclosure of non-cash financing and investing activities
Shares issued for compensation	$-	$-	$245	$-
Shares issued for acquisition of subsidiary	-	-	-	64,228
Shares issued for conversion of convertible debentures	-	-	88,848	-

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

     Consolidated Statements of Shareholders' Equity For the nine months ended September 30, 2004

 (Unaudited - in thousands of US dollars, except for shares)

				Additional
	Common shares		Convertible	Paid in
	Shares	Amount	Debentures	Capital	Deficit	Total

Balance, December 31, 2002	43,883,454	$161,108	$-	$1,327	$(106,943)	$55,492
Stock-based compensation	-	-	-	2,871	-	2,871
Exercise of stock options	1,385,502	9,312	-	(1,471)	-	7,841
Exercise of share purchase warrants	100,943	509	-	-	-	509
Issued on acquisition of Corner Bay
Silver Inc.	7,636,659	54,203	-	-	-	54,203
Fair value of stock options granted	-	-	-	1,136	-	1,136
Fair value of share purchase warrants	-	-	-	8,889	-	8,889
Issue of convertible debentures	-	-	63,201	-	-	63,201
Accretion of convertible debentures	-	-	3,534	-	(3,534)	-
Convertible debentures issue costs	-	-	-	-	(3,272)	(3,272)
Issued as compensation	3,293	22	-	-	-	22
Net loss for the year	-	-	-	-	(6,794)	(6,794)

Balance, December 31, 2003	53,009,851	225,154	66,735	12,752	(120,543)	184,098
Stock-based compensation	-	-	-	1,642	-	1,642
Exercise of stock options	717,695	9,313	-	(4,415)	-	4,898
Exercise of share purchase warrants	540,026	2,024	-	(105)	-	1,919
Shares issued for cash	3,333,333	55,000	-	-	-	55,000
Shares issue costs	-	(180)	-	-	-	(180)
Shares issued on conversion of
convertible debentures	9,135,043	88,848	(68,883)	-	(8,464)	11,501
Issued as compensation	16,624	245	-	-	-	245
Accretion of convertible debentures	-	-	2,849	-	(2,849)	-
Net income for the period	-	-	-	-	4,210	4,210
Balance, September 30, 2004	66,752,572	$380,404	$701	$9,874	$(127,646)	$263,333

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts (Unaudited)

1.     DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Pan American Silver Corp (the "Company") is engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation. The Company has mining operations in Peru, Mexico and Bolivia, project development activities in Argentina, Mexico and Bolivia, and exploration activities in South America.

The Company completed the acquisition of the Morococha mining assets in central Peru (Note 3) with the effective date July 1, 2004.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which are more fully described in the annual audited consolidated financial statements for the year ended December 31, 2003 which is included in the Company’s 2003 Annual Report. These statements do not include all of the disclosures required by Canadian GAAP for annual financial statements. Certain comparative figures have been reclassified to conform to the current presentation.

In management’s opinion, all adjustments necessary for fair presentation have been included in these financial statements.

a) Stock-based compensation

During the fourth quarter 2003 the Company changed its accounting policy, retroactive to January 1, 2002,

inaccordance with recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based

Payments". Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.

Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees, directors and officers where compensation expense was recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options were granted. In addition, the Company provided note disclosure of pro forma net loss and pro forma loss per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings of $1,642,000 for the nine months ended September 30, 2004 (nine months ended September 30,

2003 - $2,036,000) for stock options granted to employees, directors and officers. The fair value of the stock options granted during the nine months ended September 30, 2004 was determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company’s share price of 58 per cent, weighted average expected life of 3.5 years and weighted average annual risk free rate of 4.03 per cent.

b) Asset retirement obligation

During the fourth quarter of 2003, the Company changed its accounting policy on a retroactive basis with respect to accounting and reporting for obligations associated with the

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts (Unaudited)

retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets. The Company adopted CICA 3110 "Asset Retirement Obligations" whereby the fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount. The liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset. The change in accounting policy did not have a significant impact on reported results of operations in any period presented.

3.     ACQUISITION OF MOROCOCHA MINING ASSETS

In July 2004, the Company acquired 92.0 per cent of the voting shares (80.8 per cent equity interest) of Compania Minera Argentum S.A. ("Argentum") and 100 per cent of the voting shares of Compania Minera Natividad ("Natividad") for cash of $35,276,000. Argentum and Natividad assets comprise of the Morococha mining assets, its working capital and surrounding mineral concessions located in central Peru. The Company subsequently acquired an additional 3.0 per cent equity interest in Argentum by acquiring 25 per cent its outstanding non-voting investment shares for a cash payment of $844,000.

The acquisition was accounted for by the purchase method of accounting and the accounts of Argentum and Natividad have been consolidated from July 1, 2004, which was the date the Company acquired effective control and ownership of the assets and liabilities of the Morococha mine.

The fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

Current assets, including cash of $657	$7,945
Plant and equipment	7,053
Mineral properties	46,158
61,156
Less:
Accounts payable and accrued liabilities	(3,215)
Non-controlling interest	(1,414)
Provision for asset retirement obligation and reclamation	(8,618)
Future income tax liability	(11,038)
Total purchase price	$36,871

Consideration paid is as follow:
Cash	$36,120
Acquisition costs	751
$36,871

The final allocation of the consideration among the assets and liabilities of the Morococha Mine may vary from those shown above.

The purchase consideration for the mining assets of Argentum and Natividad exceeded the carrying value of the underlying assets for tax purposes by $28,176,000. In addition, the Company recorded a provision for future reclamation and restoration costs in amount of $8,618,000. These amounts have been applied to increase the carrying value of the mineral properties for accounting purposes. However, this did not increase the carrying value of the

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts (Unaudited)

underlying assets for tax purposes and resulted in a temporary difference between accounting and tax value. The resulting estimated future income tax liability associated with this temporary difference of $11,038,000 was also applied to increase the carrying value of the mineral properties.

4.     MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment consist of:

	September 30, 2004			December 31, 2003
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Mineral properties
Morococha mine, Peru	$9,693	$(636)	$9,057	$-	$-	$-
La Colorada mine, Mexico	4,153	(303)	3,850	4,153	-	4,153
Huaron mine, Peru	1	-	1	1	-	1
	13,847	(939)	12,908	4,154	-	4,154

Plant and equipment
Morococha mine, Peru	7,053	(463)	6,590	-	-	-
La Colorada mine, Mexico	10,850	(792)	10,058	10,332	(360)	9,972
Huaron mine, Peru	14,417	(4,423)	9,994	14,417	(3,426)	10,991
Quiruvilca mine, Peru	15,410	(15,410)	-	15,410	(15,410)	-
Other	3,257	(559)	2,698	3,161	(503)	2,658
	50,987	(21,647)	29,340	43,320	(19,699)	23,621

Mine development and others
Morococha mine, Peru	502	(33)	469	-	-	-
La Colorada mine, Mexico	35,846	(2,615)	33,231	31,892	(1,113)	30,779
Huaron mine, Peru	36,333	(10,071)	26,262	32,820	(7,800)	25,020
Quiruvilca mine, Peru	10,151	(10,046)	105	10,046	(10,046)	-
	82,832	(22,765)	60,067	74,758	(18,959)	55,799
	$147,666	$(45,351)	$102,315	$122,232	$(38,658)	$83,574

The Company completed the purchase of 83.78 per cent equity interest in Compania Minera Argentum S.A. and 100 per cent equity interest in Compania Minera Natividad for $36,871,000 (Note 3).

5.     INVESTMENT AND OTHER NON-PRODUCING PROPERTIES

Acquisition costs of mineral development properties together with costs directly related to mine development expenditures are deferred. Exploration expenditures on investment properties are charged to operations in the period they are incurred.

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts (Unaudited)

Investment and non-producing properties consist of:

	September 30	December 31
	2004	2003
Non-producing properties
Morococha, Peru	$36,465	$-
Alamo Dorado, Mexico	81,061	80,076
Manantial Espejo, Argentina	2,012	2,012
	119,538	82,088

Investment properties
Waterloo, USA	1,000	1,000
Tres Cruces, Hog Heaven and others	785	785
	1,785	1,785
	$121,323	$83,873

6.    SHARE CAPITAL

During the nine-month period ended September 30, 2004, the Company:

i)     issued 9,135,043 common shares at a value of $88,848,000 to the holders of $85,431,000 principal amount, senior subordinated convertible debentures on conversion;

ii)     issued 3,333,333 common shares at $16.50 per share, for net proceeds of $54,820,000;

iii)     issued 717,695 common shares for proceeds of $4,898,000 in connection with the exercise of employees and directors stock options;

iv)     issued 540,026 common shares for proceeds of $1,919,000 in connection with the exercise of share purchase warrants; and

v)     issued 16,624 common shares at a value of $245,000 as compensation expense.

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts (Unaudited)

The following table summarizes information concerning stock options outstanding as at September 30, 2004:

		Options Outstanding		Options Exercisable
			Weighted
			Average
		Number	Remaining	Number	Weighted
	Year	Outstanding as	Contractual	Exercisable as	Average
Range of	of	at September	Life	at September	Exercise
Exercise Prices	Expiry	30, 2004	(months)	30, 2004	Price

$3.61	2004	36.07		36	$3.61
$9.51	2005	48,077	5.03	48,077	$9.51
$3.96 - $7.73	2006	124,666	19.42	88,000	$5.07
$7.93 - $8.01	2007	385,000	37.83	351,000	$7.95
$7.05 - $11.44	2008	494,231	45.44	169,231	$7.93
$13.08 - $17.84	2009	382,000	53.31	142,000	$15.58
$3.96	2010	217,000	74.53	217,000	$3.96
		1,651,010	49.01	1,015,344	$9.01

During the nine months ended September 30, 2004, the Company recognized $1,642,000 of stock compensation expense consisting of $831,000 for options issued in 2004 and $811,000 for options issued in 2003.

As at September 30, 2004 there were warrants outstanding to allow the holders to purchase 3,814,470 common shares of the Company at Cdn$12.00 per share, which expire on February 20, 2008.

Subsequent to September 30, 2004, the Company issued 7,000 common shares for proceeds of $63,600 pursuant to exercise of employee stock options.

7.     INTEREST AND OTHER INCOME

Interest and other income consist of:

	Three months		Nine months
	ended		ended
	September 30,		September 30,
	2004	2003	2004	2003

Revenue from third party	$554	$239	$780	$546
Power credits	25	14	111	42
Gain on sale of marketable securities	226	-	475	-
Other revenue and expenses	40	17	33	(80)
	$845	$270	$1,399	$508

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts (Unaudited)

8.     SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Changes in non-cash working capital
Short-term investments	$(475)	$-	$(475)	$-
Accounts receivable	(2,270)	1,032	(5,047)	(695)
Inventories	(212)	229	803	(1,807)
Prepaids expenses	(1,260)	44	(1,241)	909
Accounts payable and accrued liabilities	(2,359)	(2,109)	(5,812)	(1,476)
	$(6,576)	$(804)	$(11,772)	$(3,069)

9.    SEGMENTED INFORMATION

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries. Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently. The Corporate office provides financial, human resources and technical support to its mining and exploration activities.

Segmented disclosures and enterprise-wide information are as follows:

	For the three months ended September 30, 2004
		Corporate	Exploration &
	Mining	Office	Development	Total
Revenue from external customers	$27,409	$-	$-	$27,409
Net income (loss) for the period	5,004	(1,109)	(606)	3,289

	For the three months ended September 30, 2003
	(Note 2)

		Corporate	Exploration &
	Mining	Office	Development	Total
Revenue from external customers	$11,838	$52	$-	$11,890
Net income (loss) for the period	655	(1,641)	(239)	(1,225)

	For the nine months ended September 30, 2004
		Corporate	Exploration &
	Mining	Office	Development	Total
Revenue from external customers	$63,510	$-	$-	$63,510
Net income (loss) for the period	12,022	(5,758)	(2,054)	4,210
Segmented assets	$178,991	$72,382	$90,575	$341,948

Pan American Silver Corp.

Notes to consolidated financial statements

As at September 30, 2004 and 2003 and for the three and nine month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts (Unaudited)

	For the nine months ended September 30, 2003
	(Note 2)

		Corporate	Exploration &
	Mining	Office	Development	Total
Revenue from external customers	$31,905	$360	$-	$32,265
Net income (loss) for the period	333	(3,457)	(848)	(3,972)
Segmented assets	$92,611	$91,696	$86,403	$270,710

Third Quarter 2004 Management’s Discussion and Analysis

Management’s discussion and analysis ("MD&A") focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries’ ("Pan American" or the "Company") performance and such factors that may affect its future performance. The MD&A should be read in conjunction with the unaudited consolidated financial statements for the three months and nine months ended September 30, 2004 and the related notes contained herein. Tabular amounts are in thousands of US dollars, except for per share amounts.

The significant accounting policies are outlined within Note 2 to the Consolidated Financial Statements of the Company for the year ended December 31, 2003. These accounting policies have been applied consistently for the nine months ended September 30, 2004.

Significant Events and Transactions of the Third Quarter

The Company completed its acquisition of 92 per cent of the voting shares of Compania Minera Argentum ("Argentum"), a public company listed on the Peru Stock Exchange, which holds the Morococha mining assets previously owned by Sociedad Minera Corona. The Argentum shares were purchased for $33.78 million by way of a public offering through the Lima Stock Exchange. This gave Pan American an 81 per cent direct interest in Argentum. Subsequent to this offer, the Company purchased an additional 3 per cent interest in Argentum by acquiring 25 per cent of the investment shares for $0.84 million. In addition, Pan American acquired 100 per cent of Compania Minera Natividad ("Natividad") for $1.5 million, which holds numerous adjacent mineral concessions and the Amistad processing facility. The Company intends to combine Natividad and Argentum in the near future. The statements of operations and balance sheets of Argentum and Natividad have been incorporated into Pan American’s consolidated financial statements from July 1, 2004.

Argentum and Natividad (collectively "Morococha") contributed 694,564 ounces of silver to Pan American’s production in the third quarter of 2004 at a cash cost of $3.52 per ounce. Over the longer term Morococha is expected to produce 3.5 million ounces of silver annually at a cash cost of less than $3.00 per ounce.

The fair value of assets and liabilities acquired through the acquisition of Morococha are summarized as follows:

(US$000)
Cash	$657
Accounts receivable	4,364
Inventory	2,878
Prepaid expenses	46
Plant and equipment	7,053
Mineral properties	46,158
Total assets	61,156
Less:
Accounts payable and accrued liabilities	(3,215)
Non-controlling interest	(1,414)
Provision for asset retirement obligation and reclamation	(8,618)
Future income tax liability	(11,038)
Total purchase price	$36,871

The future income tax liability arises due to the fact that the purchase consideration exceeded the carrying value of the mining assets for tax purposes, resulting in a temporary difference between the accounting and tax value. The estimated future income tax liability associated with this temporary difference is $11.04 million and has been recognized as a future income tax liability and also applied to increase the carrying value of the mineral properties.

The provision for asset retirement obligation and reclamation of $8.62 million arises pursuant to CICA Handbook Section 3110 – "Accounting for Asset Retirement Obligations", which required the Company to recognize the expected fair value of future site restoration costs at Morococha as a liability and to increase the carrying value of mineral properties by the same amount. The liability is accreted over time to its anticipated future value with a corresponding charge to the statement of operations while the increase in the carrying value of mineral properties is amortized on a unit of production basis.

The La Colorada mine in Mexico reached commercial production on January 1, 2004 after a $20 million expansion, which began in late 2002. As such, all revenue and expense items were recognized in the statement of operations in the first nine months of 2004, having been capitalized throughout 2003. This change in accounting treatment gives rise to several significant differences when comparing the consolidated statement of operations for the third quarter of 2004 with the corresponding period in 2003.

Results of Operations

For the three months ended September 30, 2004 the Company’s net income was $3.29 million (earnings per share of $0.05) compared to a net loss of $1.23 million (loss per share of $0.02) for the corresponding period in 2003. The Company generated net income of $4.21 million for the nine-month period ended September 30, 2004 compared to a loss of $3.97 million for the corresponding period in 2003. The loss per share of ($0.11) for the nine months ended September 30, 2004 includes charges associated with the conversion and accretion of the Company’s 5.25 per cent convertible unsecured senior subordinated debentures (the "Debentures"), which occurred in the second quarter of 2004 and were charged directly to deficit.

Revenue from metal sales was 131 per cent higher in the third quarter of 2004 and 97 per cent higher in the first nine months of 2004 compared to the corresponding periods in 2003. The acquisition of the Morococha mine and the La Colorada mine reaching commercial production on January 1, 2004, accounted for most of the revenue increase from a year ago. The Company’s other mining operations recorded a 37 per cent increase in revenue in the third quarter of 2004 compared to the comparable period in 2003 as a result of higher metal prices and in spite of the fact that less tonnes of concentrate were sold in the third quarter of 2004.

The Company continued the trend of improving operating profits in the third quarter of 2004. Operating profit is the difference between revenue and cash operating costs. In the third quarter of 2004 operating profits were $8.9 million, up from $4.4 million in the second quarter of 2004 and from $1.7 million in the comparable quarter of 2003. As reflected in the following table, the third quarter of 2004 represents the eighth consecutive quarter that the Company has improved its operating profit. Steadily improving operating profit has helped the Company record its second consecutive quarter of positive net earnings. Partially offsetting the improved operating profits were increases in depreciation and amortization, exploration and general and administrative charges, reflecting the increased activity levels of a growing enterprise. The table below sets out select quarterly results for the past eleven quarters.

				Net income
	Quarter		Operating	(loss) for the	Net loss
Year	(unaudited)	Revenue	Profit (1)	period	per share
2004	Sept. 30	$27,409	$8,883	$3,289	$0.05
	June 30	$20,950	$4,419	$1,287	($0.12) (2)
	March 31	$15,151	$3,983	($366)	($0.05) (2)
2003	Dec. 31	$12,857	$2,041	($4,858)	($0.15)
	Sept. 30	$11,890	$1,690	($390)	($0.01)
	June 30	$12,553	$1,220	($1,156)	($0.02)
	March 31	$7,822	$393	($1,573)	($0.03)
2002	Dec. 31	$12,084	$379	($14,040)	($0.35)
	Sept. 30	$11,195	($252)	($17,387)	($0.40)
	June 30	$11,615	$808	($1,247)	($0.03)
	March 31	$10,199	$997	($1,303)	($0.03)
(1)	Operating Profit/(Loss) is equal to total revenues less direct mine operating expenses
(2)	Includes charges associated with the early conversion and accretion of the Debentures

Depreciation and amortization charges for the third quarter increased significantly to $3.03 million from $0.43 million a year before. The purchase of Morococha and the achievement of commercial production at La Colorada are the principal reasons for this increase. Depreciation and amortization have also increased as a direct result of the Company’s adoption of CICA Handbook Section 3110 – "Accounting for Asset Retirement Obligations", which required the Company to increase its asset carrying values by $7.9 million as at December 31, 2003. The amortization of these higher asset values on a unit of production basis has resulted in increased depreciation charges.

General and administration ("G & A") costs for the three-month period ended September 30, 2004 were $0.93 million, up from $0.57 million for the comparable quarter in 2003. G & A costs have increased significantly in 2004 from previous years, which is a reflection of the expansion of the Company’s management team necessary to execute the Company’s growth plans, and to a lesser extent a stronger Canadian dollar.

The Company recognized a $0.52 million stock-based compensation expense in the third quarter of 2004, as a result of adopting CICA Handbook Section 3870 – "Stock-Based Compensation" in the fourth quarter of 2003. On a restated basis, the comparable expense recorded in the quarter ended September 30, 2003 was $0.84 million.

Reclamation expense of $0.30 million in the third quarter of 2004 related to the accretion of the liability that the Company recognized by adopting CICA Handbook Section 3110 – "Accounting for Asset Retirement Obligations" as at December 31, 2003. Aside from those restoration costs associated with the Morococha mine, there has been no change to the Company’s expectations of future site restoration costs during the quarter at any of its other mines.

Higher exploration and development expenses were recorded for the three-month and nine-month periods of 2004 relative to 2003 primarily as a result of the Company’s active development program at Manantial Espejo.

Interest and other income represented net income received from the San Vicente operation and interest received from the cash balances the Company maintained during the quarter, which were substantially higher than a year ago primarily due to the proceeds of the Debentures, together with the equity financing completed in March 2004.

Production

Pan American produced 3,173,000 ounces of silver in the third quarter of 2004, a 45 per cent increase from the corresponding period in 2003. The acquisition of the Morococha mine accounts for 32 per cent of the increase, with significant increases at La Colorada and the San Vicente operation responsible for the balance. The Quiruvilca mine maintained its strong performance by producing more ounces than a year ago at much lower cash costs per ounce. The Huaron mine continued to improve on a challenging first quarter by recording higher silver production than in the third quarter of 2003 at a cash cost of $3.87 per ounce. The Company’s Pyrite Stockpile operation was again profitable, producing 231,115 ounces of silver during the quarter at cash costs of $2.87 per ounce.

While production rates at the La Colorada mine are steadily increasing, as expected the mine was not able to cover its cash operating costs in the third quarter. A revised mining and processing plan has been developed and implemented to address the major issues that have hampered the mine since the start of commercial production at the beginning of 2004. The primary component of the plan was a switch to a more selective narrow vein mining method, which has decreased tonnes mined but substantially increased ore grades reported to the mill. In addition, the Company plans to further expand the reserve and resource base at the mine and to provide greater development flexibility in the future. The Company still expects La Colorada to achieve an annualized production rate of 3.5 million ounces at cash costs of less than $3.50 per ounce; however, the Company now believes these levels will be reached in the first quarter of 2005.

Consolidated cash costs for the nine-month period ended September 30, 2004 were $4.01 per ounce compared to $4.12 per ounce for the corresponding period of 2003. During this period, cash costs improved significantly at Quiruvilca, were stable at Huaron but were offset by higher than expected costs at La

Colorada. With the addition of the low-cost Morococha mine and improvements at La Colorada, the Company expects consolidated cash costs to decrease and is estimating consolidated silver production of approximately 11.5 million ounces at a cash cost below $4.00 per ounce for 2004.

Liquidity and Capital Resources

At September 30, 2004, cash and cash equivalents plus short-term investments were $80.84 million, a $37.90 million decrease from June 30, 2004. Investing activities consumed $37.32 million in cash and consisted primarily of the acquisition of the Morococha mine for $36.21 million, expenditures on mineral property, plant and equipment of $2.68 million and proceeds from the liquidation of short-term investments of $2.01 million. Cash flow from operating activities was $6.91 million for the quarter ended September 30, 2004 before the net increase of $6.58 million in non-cash working capital. Increased non-cash working capital was primarily the result of increased accounts receivable and concentrate inventories associated with the concentrate producing Morococha mine. Financing activities in the third quarter yielded $0.79 million mainly from the exercise of stock options.

Working capital at September 30, 2004 was $97.08 million, a reduction of $27.87 million from June 30, 2004. The reduction is reflected largely in a $37.90 million decrease in cash and cash equivalents plus short-term investments, offset by increases of $6.66 million in accounts receivable, $3.03 million in inventories and $1.28 million in prepaid expenses.

Capital resources at September 30, 2004 amounted to shareholders’ equity of $263.33 million, capital leases of $0.33 million and deferred revenue of $0.75 million. At September 30, 2004, the Company had 66,752,572 common shares issued and outstanding.

Based on the Company’s financial position at September 30, 2004 and the operating cash flows that are expected over the next twelve months, management believes that the Company’s liquid assets are more than sufficient to fund planned operating and project development and sustaining capital expenditures and discharge liabilities as they come due. The Company’s only contractual obligation at the date of this MD&A was $0.4 million relating to a capital lease payable over the next two years. The Company does not have any off-balance sheet arrangements.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts, all of which are designated hedges for accounting purposes. The Company incurred base metal hedging losses in the third quarter of 2004 totaling $0.65 million (2003 – gain of $0.05 million), which have been included in the revenue figure on the consolidated statements of operations. At September 30, 2004, the Company had sold forward 25,140 tonnes of zinc at a weighted average price of $1,062 per tonne ($0.482 per pound) and 6,170 tonnes of lead at a weighted average price of $722 per tonne ($0.328 per pound). The forward sales commitments for zinc represent approximately 45 per cent of the Company’s forecast zinc production until December 2005. The lead forward sales commitments represent approximately 35 per cent of the Company’s forecast lead production until June 2005. At September 30, 2004, the cash offered prices for zinc and lead were $1,102 and $976 per tonne, respectively. The mark to market value at September 30, 2004 was ($2.57) million. However, due to significant declines in the price of zinc and lead since September 30, 2004, at the date of this MD&A the mark to market valuation had improved to ($0.71) million.

At the end of the third quarter of 2004, the Company had fixed the price of 800,000 ounces of the third quarter’s silver production contained in concentrates, which is due to be priced in October and November under the Company’s concentrate contracts. The price fixed for these ounces averaged $6.58 per ounce while the spot price of silver was $6.67 on September 30, 2004.

Exploration and Development Activities

At Huaron, progress towards expanding production rates continued during the quarter. The mine was able to maintain the monthly mining rates achieved in the second quarter, and is currently processing approximately 12 per cent more ore per month than a year ago. As part of the plan to increase production by up to 30 per cent at the Huaron mine, the Company initiated a second phase drill program focused on resource conversion. This is a continuation of the $1.0 million first phase drilling program completed in the first half of the year. Rehabilitation of the mine’s 500 level is ongoing and is a key component of the plan to establish a second mining area, thereby allowing for an overall increase in monthly ore extraction. The cost of this program is being capitalized.

During the third quarter of 2004, the continued to move forward with the feasibility study for the 50 per cent owned Manantial Espejo project in Argentina. Hatch Engineers developed the plant and infrastructure capital and operating cost estimates for the purposes of this scoping study. Snowden Engineers completed the scoping level open pit mining operating and capital cost estimates, which incorporated an updated mineral resource estimate. Vector Engineers have completed the archeological field program with no significant findings within the proposed disturbed area and the environmental baseline field programs are well underway. An additional 5,000 meters of infill and extension drilling has been initiated, together with drilling to secure a water supply for the mine. The feasibility study for the project is expected to be completed by early 2005. Pan American’s share of the feasibility costs for the first nine months of 2004 was $1.63 million, which was expensed as incurred.

At Alamo Dorado in Mexico, a full time project manager has been hired as the Company started the process of staffing up for construction. Progress has been made toward securing a power supply and the mine concessions have been successfully upgraded to exploitation concessions and the explosives license received. Site hydrological investigations including development of a ground water monitoring program for any tailings facility designs are underway. Grindability tests were performed during the quarter and as a follow on from these tests, a pilot plant has been activated. The updated feasibility study is scheduled for completion in February 2005 incorporating the revised environmental permitting, pilot plant evaluation and tailings disposal facility design associated with the milling facility.

At the San Vicente property, production continued under the 50,000 tonne agreement with EMUSA, a Bolivian mining company acting as operator. The small-scale test mining program has produced 210,451 ounces of silver in the first nine months of the year to Pan American’s account. The Company continued to move forward with a feasibility study, including completing 11,364 meters of diamond drilling by the end of the third quarter and undertaking assessments of nearby processing facilities.